

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 26, 2019

Laura Melman
Chief Financial Officer and Treasurer
World Gold Trust
685 Third Avenue, 27th Floor
New York, New York 10017

Re: World Gold Trust
Form 10-K for the fiscal year ended September 30, 2018
Filed November 27, 2018
File No. 001-37996

Dear Ms. Melman:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Real Estate and
                        Commodities